Andrew I. Telsey, P.C. - Attorney at Law
--------------------------------------------------------------------------------
         12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, CO 80112 Telephone (303) 768-9221 Facsimile (303) 768-9224 E-mail aitelsey@cs.com



September 25, 2006



VIA EDGAR

Jeffrey Werbitt, Esq
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:      Alpha Spacecom, Inc.
         Definitive Information Statement on Schedule 14C
         SEC File No. 0-113628

Dear Mr. Werbitt:

This letter is being submitted in conjunction with the filing of the above referenced document on behalf of the above referenced Company (the "Company"). Pursuant to our telephone conversation of Friday, September 22, 2006, you advised that the staff had no further comment to the Preliminary Information Statement and amendments submitted thereto, except as stated hereinbelow.

In regard to your final verbal comment, please be advised that the next time the Company is required to file a report on Form 8-K relating to Item 5.01(b), it hereby undertakes to comply with Item 403(c) of Regulation S-B.

Thank you for your cooperation in this matter.

Yours truly,

s/Andrew I. Telsey

Andrew I. Telsey

cc:  Client

AIT